File No. 70-9315


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                       AMENDMENT NO. 1 TO

                            FORM U-1


                    APPLICATION - DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana  46801
          (Names of companies filing this statement and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                               ***

                      A. A. Pena, Treasurer
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
           (Names and addresses of agents for service)


          Indiana Michigan Power Company ("I&M"), a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), proposes to amend its Declaration-
Application on Form U-1 in this file as follows:

     (a)  The second paragraph in ITEM 1.    DESCRIPTION OF
PROPOSED TRANSACTION is hereby amended by adding a new sentence after the second sentence in that paragraph which reads as follows:
           IDI may, upon written notice to Lender at least thirty
          (30) days prior to the end of each 90-day period during the term of the loans, elect to convert the interest rate on all, but not less than all, of the Loans to a fixed percentage equal to 175 basis points over the average of one, three and five year U. S. Treasuries as published in the Wall Street journal on the date of such notice (the "Fixed Rate").
     (2)  ITEM 3.   APPLICABLE STATUTORY PROVISIONS is hereby
amended by restating said Item in its entirety as follows:
          The guaranty of any loan payments and the acquisition of promissory notes by I&M is subject to Sections 6(a), 6(b), 7, 9(a)
and 10 and Rules 45 and 52 under the Act.   No other aspects of the
proposed transactions are subject to the Act.

                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned have duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                   INDIANA MICHIGAN POWER COMPANY

                                   By:   /s/ Henry W. Fayne
                                          Vice President
Dated:  June 25, 1998